

August 25, 2006

Via Facsimile (212) 351-4035 and U.S. Mail

Dennis J. Friedman, Esq.
Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, New York 10166

Re: **Charter Communications, Inc.**
            Schedule TO-T and Schedule TO-T/A
            Filed by CCHC, LLC; CCH II, LLC; and CCH II Capital Corp.
            File Number 005-57191

            Charter Communications, Inc.; CCH II, LLC; and CCH II Capital Corp
            Registration Statement on Form S-4
            File Number 333-129871

            Form 425s attaching press releases dated August 11, 2006
            Filed on August 11, 2006

Dear Mr. Friedman:

The staff in the Office of Mergers and Acquisitions has reviewed the filings listed above
for issues primarily related to compliance with the tender offer rules in Regulations 14D
and 14E under the Securities Exchange Act of 1934.

Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. All defined terms used in this letter have the same meaning as in the Exchange
Offer Prospectus, unless otherwise indicated. Feel free to contact me at the phone and fax
numbers listed at the end of this letter.

Press Releases dated August 11, 2006

1. We note that your August 11 press releases refer to the safe harbor provisions of the
    Private Securities Litigation Reform Act of 1995. The safe harbor provisions of the
    Act do not apply to statements made in connection with a tender offer. See Section
    21E(b)(2)(C) of the Securities Exchange Act of 1934. Please do not refer to the safe

harbor provisions of the Private Securities Litigation Reform Act of 1995 in future press releases or other offer materials, or make clear that its safe harbor provisions do not apply to statements made in connection with a tender offer.

Schedule TO

General
Incorporation by Reference

2. We note that your Schedule TO incorporates by reference to the Exchange Offer Prospectus filed with the registration statement on Form S-4. The table of contents in the prospectus indicates that the section "Incorporation by Reference" will appear on page i, but there is no discussion of incorporation by reference on that page. Please revise or advise.

3. See the last comment above. Please avoid "double incorporation by reference" where you incorporate into the Schedule TO information from the prospectus which is in turn incorporated by reference into the prospectus from other filings. See Rule 12b-23(b) under the Exchange Act.

Forward Looking Statements

4. Refer to General Instruction C to Schedule TO. That Instruction requires you to provide disclosure regarding certain control persons of a named bidder, including the disclosure required by Items 3 and 5-8 of Schedule TO as to such control persons individually. Please confirm that you have provided all such required disclosure as to Mr. Allen and all other persons or entities controlling Charter, CCH II and CCO Holdings.

Exchange Offer Prospectus

General

5. Tell us what consideration you have given to providing a background section to explain the context of the decision to undertake this offer and the events leading up to it.

Forward Looking Statements, page iv

6. Your statement that you are "under no duty or obligation to update or revise any of the forward-looking statements after the date of this Exchange Offer Prospectus..." appears to conflict with Rule 14d-3(b)(1), which requires you to amend your Schedule TO in the event of any material change. It is also potentially inconsistent with your statement at the bottom of page ii that you intend to revise the information

previously provided to Holders if it changes materially. Please revise the disclosure to clarify your obligation.

Summary, page 1
Recent Events, page 1

7. Revise this section to provide all of the disclosure required by Item 1005(b) of Regulation M-A, including all of the events leading up to the Exchange Offer and the Private Exchange Offers. You should also include a brief explanation of the relationship (if any) of the Settlement Agreement to this transaction, with cross references to a full explanation elsewhere in the Offer to Exchange. Are the notes being exchanged to facilitate compliance with the Settlement Agreement? Is this transaction part of a long term restructuring?

8. See the last comment above. Explain the relationship (if any) between the Exchange Offer, the Private Exchange Offers, and the CCHC contribution to CCH I, including why these actions are being conducted concurrently. Your expanded disclosure should explain the participation of Mr. Allen's affiliates in the Private Exchange Offers and should note whether there are other participants.

9. Provide a more complete description of the Optional Settlement Procedure in the Summary section, including the mechanics of satisfying the return obligation.

Purpose of the Exchange Offer, page 2

10. In the appropriate part of the prospectus, explain why you do not intend to cancel the Convertible Notes tendered in the Exchange Offer. What is the reason for this part of the offer structure?

The Exchange Offer, page 5

11. Include a brief description of the accounting treatment of the Exchange Offer, or explain why you do not believe this information is material in the context of this transaction. See Item 1004(a)(xi) of regulation M-A.

12. We note your description of the terms of the CCH II Notes beginning on page 8. In the Summary section, highlight briefly the material differences between those securities and the Convertible Notes for which you are tendering. It may be helpful to present this information in bullet point format. See Item 1004(a)(x) of Regulation M-A.

Withdrawal and Revocation Rights, page 6

13. Include disclosure that Holders may also withdraw tendered securities if not yet accepted for payment at any time after the sixtieth day after this Exchange Offer

commenced. See Section 14(d)(5) of the Exchange Act and page 144 of the prospectus.

Risks to Tendering Holders of Convertible Notes, page 23

The Offerors cannot issue the securities offered as part of the Exchange Offer until after the registration statement…., page 29

14. The disclosure in this section is confusing because, as you know, the Registration Statement must be declared effective before the Exchange Offer expires. Given this requirement, and the existence of "back-end" withdrawal rights as provided in Section 14(d)(5) of the Exchange Act, it is unclear how Holders could lose the ability to withdraw their tendered Convertible Notes for any meaningful period after the Expiration Date. If the Registration Statement had not been declared effective by the time the Exchange Offer expired, it would seemingly fail, resulting in the prompt return of tendered securities. Please revise or advise.

Questions and Answers about the Exchange Offer, page 43

15. See page 141 of the prospectus. Disclose here that you may make future purchase of Convertible Notes after the Exchange Offer. Explain your current intent with respect to future purchases after the Exchange Offer. If your intent is different depending on whether the Exchange Offer is fully subscribed, please describe. Provide a similar statement as to current intent on page 141 of the prospectus under "Purchases of Convertible Notes."

Determination of Validity, page 144

16. In this section, you indicate that the Offerors reserve the right to waive any "conditions of tender as to particular Convertible Notes." While it may be acceptable to waive defects or irregularities of tender as to specific tendering Holders, the conditions to the Exchange Offer must be uniform for all Convertible Notes. Please revise this language accordingly.

Conditions to the Exchange Offer, page 145

17. We believe that a tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. In this regard, please revise the first paragraph to exclude actions or omissions to act by the bidders in connection with the relevant contracts as a reason for the assertion of a condition.

18. Mandating that a condition be satisfied in the Offerors' "sole judgment" is equivalent

to a waiver of such condition, since the Offerors are effectively free to rely on the condition to terminate the Exchange Offer under virtually any circumstance. Please revise the condition set forth in (5) on page 146 to include a reasonableness standard.

Where you can find more information, page 311

19. The reference to Rule 13e-4 here appears to be a typographical error. Please revise.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please be aware that depending on the materiality of the new disclosure you make as a result of the comments above, additional offer materials may need to be disseminated to subject security holders. In turn, this may necessitate an extension of the offer.

In connection with responding to our comments, please provide, in writing, a statement from each filing person on both the Form S-4 and the Schedule TO-T acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

*   *   *   *

Please amend your filings in response to these comments. You may wish to provide us with black-lined copies of the amended filings to expedite our review. Please furnish a cover letter with your amended filings that keys your responses to our comments and provides any requested supplemental information and file such letter on EDGAR. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments. If you have any questions please contact me at (202) 551-3267 or by facsimile at (202) 772-9203. In my absence, please contact my colleague Christina Chalk at (202) 551-3263.

Very truly yours,

Julia E. Griffith
Special Counsel
Office of Mergers and
Acquisitions